Exhibit 99.1

N  E  W  S    R  E  L  E  A  S  E

Siyata Mobile Launches Unique VK7 Vehicle Kit Accessory Designed Specifically for Use with its SD7 Handset

Pairing the new VK7 vehicle accessory with SD7 handset creates land mobile radio (LMR)-like in-vehicle experience

Vancouver, BC – November 29, 2021 – Siyata Mobile Inc. (NASDAQ: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, announces the launch of the VK7 (Vehicle Kit 7), a new and unique vehicle kit accessory that provides an in-vehicle solution designed specifically for use with the Company’s SD7 device, a ruggedized, mission critical Push to Talk (MCPTT) handset.

The VK7 is a first-of-its-kind, patent-pending car kit with an integrated 20-watt speaker, a simple slide-in connection sleeve for the SD7, and an external antenna connection for connecting to a windshield or roof mount antenna to allow for an in-vehicle experience for the user that is similar to that from a traditional land mobile radio (LMR) device. The VK7 has been uniquely designed to be used with the SD7, while connecting directly into the vehicle’s power and can also connect to a Uniden cellular amplifier for better cellular connectivity, and can be equipped with an external remote speaker microphone (RSM) to ensure compliance with hands-free communication legislation.

“As we have always maintained, our goal at Siyata is to be a leader in the Push-to-Talk Over Cellular (PoC) category, and we believe the pairing of the SD7 handset with the new VK7 vehicle kit creates an innovative, cost-effective, seamless upgrade from LMR to PoC,” commented Siyata CEO Marc Seelenfreund. “This product, and especially the combined VK7 and SD7 offering, addresses countless opportunities in the enterprise, first responder and public safety markets.”

The SD7 is an easy-to-use, MCPTT, ruggedized device with limited interface (i.e. small 2-line monochrome screen, PTT key, SOS key, volume rockers) that is LTE, Wi-Fi, and Bluetooth-enabled and uses the Android operating system.  Its IP67 rating, resistance to water and dust, drop protection and robust battery makes it well suited for use in harsh environments.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness, and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak, and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under “SYTAW”.

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States)

CORE IR

516-222-2560

SYTA@coreir.com

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.